                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                              ARGOSY GAMING COMPANY
                 -----------------------------------------------
                                (Name of Issuer)


                                  Common Stock
                -----------------------------------------------
                         (Title of Class of Securities)


                                    040228108
                         ------------------------------
                                 (CUSIP NUMBER)


                              Eminence Capital, LLC
                               65 East 55th Street
                                   25th Floor
                            New York, New York 10022

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               - with copies to -


                           Michael G. Tannenbaum, Esq.
                  Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700


                                 August 8, 2003
                      -------------------------------------
                          (Date of event which requires
                            filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ]

                              (Page 1 of 6 Pages)




---------------------------------------------                        -----------------------------------------------
CUSIP No. 040228108                                     13D          Page 2 of 6
---------------------------------------------                        -----------------------------------------------
-------------- -----------------------------------------------------------------------------------------------------

      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Eminence Capital, LLC
-------------- -----------------------------------------------------------------------------------------------------

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                            (a) [ ]
                                                                                                           (b) [ ]

-------------- -----------------------------------------------------------------------------------------------------

      3        SEC USE ONLY

-------------- -----------------------------------------------------------------------------------------------------

      4        SOURCE OF FUNDS

               WC
-------------- -----------------------------------------------------------------------------------------------------

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) or 2(e)                                                                            [ ]

--------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

               New York
--------------------------------------------------------------------------------------------------------------------
         NUMBER OF         7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY              1,600,000 shares
         OWNED BY       --------------------------------------------------------------------------------------------
           EACH            8     SHARED VOTING POWER
         REPORTING
        PERSON WITH              0 shares
                        --------------------------------------------------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                                 1,600,000 shares
                        --------------------------------------------------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 0 shares
--------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,600,000 shares
--------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                                                                  [ ]
--------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               5.48% of Common Stock
--------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

               OO
--------------------------------------------------------------------------------------------------------------------


                              (Page 2 of 6 Pages)

CUSIP No. 040228108                   SCHEDULE 13D
                                      ------------

ITEM 1. SECURITY AND ISSUER.

Security: Common Stock

Issuer:   Argosy Gaming Company
          219 Paisa Street
          Alton, Illinois 62002


ITEM 2. IDENTITY AND BACKGROUND.

        (a)   Eminence Capital, LLC ("Eminence")

        (b)   65 East 55th Street, 25th Floor, New York, New York 10022

        (c) Eminence serves as an investment manager to domestic and off-shore investment vehicles.

        (d) - (e) During the last five years, neither Eminence nor any of its principals, to the best of their knowledge, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)   New York

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        All of the shares of the Issuer were acquired through working capital of the investment vehicles managed by Eminence.

ITEM 4. PURPOSE OF TRANSACTION

        Eminence's acquisition of Argosy shares has been made for investment purposes. Depending upon future evaluations of the business prospects of Argosy and other factors, including but not limited to, general economic and business conditions, Eminence may retain or, from time to time, increase its holdings or dispose of all or a portion of its holdings, subject to any applicable legal restrictions to do so.

        Eminence believes that the shares of Argosy are undervalued and supports the strategic direction of Management.

        Other than as described above, Eminence does not have any plans or proposals which would result in any of the following:

        a. the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;


                              (Page 3 of 6 Pages)

        b. an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

        c. a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        d. any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

        e. any material change in the present capitalization or dividend policy of the Issuer;

        f. any other material change in the Issuer's business or corporate structure;

        g. changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        h. causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

        i. causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        j.    any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) - (b) As the holder of sole voting and investment authority over the shares owned by its advisory clients, Eminence may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 1,600,000 shares representing approximately 5.48% of the outstanding shares of the Issuer (based upon 29,202,022 shares outstanding as of June 30, 2003, as reported on the latest 10-Q of the Issuer). Eminence disclaims any economic interest or beneficial ownership of the shares covered by this Statement.



                              (Page 4 of 6 Pages)

        (c)

----------------- --------------------------------- ---------------------------- ----------------------------
      DATE              AMOUNT OF SECURITIES                PRICE/SHARE                     TYPE
----------------- --------------------------------- ---------------------------- ----------------------------
    5/29/03                                650,000           $18.9472               Open-market purchase
----------------- --------------------------------- ---------------------------- ----------------------------
    6/20/03                                125,000           $19.3050               Open-market purchase
----------------- --------------------------------- ---------------------------- ----------------------------
    6/23/03                                 50,000           $19.7936               Open-market purchase
----------------- --------------------------------- ---------------------------- ----------------------------
    6/24/03                                 25,000           $19.5510               Open-market purchase
----------------- --------------------------------- ---------------------------- ----------------------------
    6/25/03                                200,000           $20.0042               Open-market purchase
----------------- --------------------------------- ---------------------------- ----------------------------
    6/26/03                                 50,000           $20.6737               Open-market purchase
----------------- --------------------------------- ---------------------------- ----------------------------
    6/27/03                                 25,000           $20.8408               Open-market purchase
----------------- --------------------------------- ---------------------------- ----------------------------
     7/8/03                                 25,000           $21.7736               Open-market purchase
----------------- --------------------------------- ---------------------------- ----------------------------
     7/9/03                                 50,000           $21.5703               Open-market purchase
----------------- --------------------------------- ---------------------------- ----------------------------
    7/16/03                                 30,900           $20.7997               Open-market purchase
----------------- --------------------------------- ---------------------------- ----------------------------
    7/17/03                                169,100           $20.3696               Open-market purchase
----------------- --------------------------------- ---------------------------- ----------------------------
    7/18/03                                 40,000           $20.0425               Open-market purchase
----------------- --------------------------------- ---------------------------- ----------------------------
     8/8/03                                 25,000           $22.9117               Open-market purchase
----------------- --------------------------------- ---------------------------- ----------------------------
    8/11/03                                 35,000           $23.0687               Open-market purchase
----------------- --------------------------------- ---------------------------- ----------------------------
    8/12/03                                 25,000           $23.3355               Open-market purchase
----------------- --------------------------------- ---------------------------- ----------------------------
    8/13/03                                 25,000           $23.4596               Open-market purchase
----------------- --------------------------------- ---------------------------- ----------------------------
    8/14/03                                 25,000           $23.6085               Open-market purchase
----------------- --------------------------------- ---------------------------- ----------------------------
    8/18/03                                 25,000           $23.6535               Open-market purchase
----------------- --------------------------------- ---------------------------- ----------------------------

        (d)   Not applicable.

        (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER


        Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

              Not applicable.













                              (Page 5 of 6 Pages)

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  Date:  August 18, 2003


                                                  EMINENCE CAPITAL, LLC

                                                  By: /s/ Ricky C. Sandler
                                                      --------------------
                                                  Name:  Ricky C. Sandler
                                                  Title:  Managing Member











                               (Page 6 of 6 Pages)